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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  803062 10 8
                                 --------------
                                 (CUSIP Number)

                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 803062 10 8                                          Page 2 of 6 Pages

                                       13G

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerry A. Greenberg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER
                        16,276,264 shares
                  --------------------------------------------------------------
                  6     SHARED VOTING POWER
    NUMBER              738,042 shares (consists of 738,042 shares held by The
     OF                 Jerry A. Greenberg Charitable Foundation, of which
    SHARES              Mr. Greenberg is a co-trustee)
 BENEFICIALLY     --------------------------------------------------------------
     OWNED        7     SOLE DISPOSITIVE POWER
      BY                16,276,264 shares
     EACH         --------------------------------------------------------------
   REPORTING      8     SHARED DISPOSITIVE POWER
    PERSON              2,868,072 shares (consists of 2,130,030 shares held by
     WITH               The Jerry A. Greenberg Remainder Trust 1996 and 738,042
                        shares held by The Jerry A. Greenberg Charitable
                        Foundation. Mr. Greenberg is a co-trustee of each of
                        these trusts.)
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Mr. Greenberg has or shares voting or investment control over 19,144,336 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996 and 738,042 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.) Mr. Greenberg is the beneficiary of The Jerry A. Greenberg Qualified Annuity Trust-2002 (which holds 665,560 shares) and The Jerry A. Greenberg GRAT-2002 (which holds 870,331 shares), both of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of either trust, nor does he have or share voting or dispositive control over the shares held by the trusts.
      --------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
      Not Applicable
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      15.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
--------------------------------------------------------------------------------

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CUSIP NO. 803062 10 8                                          Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  25 First Street
                  Cambridge, Massachusetts 02141

Item 2(a)         Name of Person Filing:

                  Jerry A. Greenberg

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Jerry A. Greenberg
                  c/o Sapient Corporation
                  25 First Street
                  Cambridge, Massachusetts 02141

Item 2(c)         Citizenship:

                  Mr. Greenberg is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable

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CUSIP NO. 803062 10 8                                          Page 4 of 6 Pages

Item 4          Ownership:

                        (a) Amount Beneficially Owned:

                        Mr. Greenberg has or shares voting or investment control over 19,144,336 shares (includes 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996 and 738,042 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a trustee of each of these trusts). Mr. Greenberg disclaims beneficial ownership of the shares held by these trusts except to the extent of his proportionate pecuniary interest therein. Mr. Greenberg is the beneficiary of The Jerry A. Greenberg Qualified Annuity Trust-2002 (which holds 665,560 shares) and The Jerry A. Greenberg GRAT-2002 (which holds 870,331 shares), both of which are grantor retained annuity trusts. Mr. Greenberg is not a trustee of either trust, nor does he have or share voting or dispositive power over the shares held by the trusts.

                        (b) Percent of Class:

                        Mr. Greenberg has or shares voting or investment control over shares representing 15.4% of the issuer's outstanding common stock.

                        (c) Number of shares as to which person has:

                              (i) sole power to vote or to direct the vote:

                              Mr. Greenberg has the sole power to vote or direct the vote of 16,276,264 shares.

                              (ii) shared power to vote or to direct the vote:

                              Mr. Greenberg has shared power to vote or to direct the vote of 738,042 shares held by The Jerry A. Greenberg Charitable Foundation, of which Mr. Greenberg is a co-trustee.

                              (iii) sole power to dispose or to direct the disposition of:

                              Mr. Greenberg has sole power to dispose or to direct the disposition of 16,276,264 shares.

                              (iv) shared power to dispose or to direct the disposition of:

                              Mr. Greenberg has shared power to dispose or to direct the disposition of 2,868,072 shares (consists of 2,130,030 shares held by The Jerry A. Greenberg Remainder Trust 1996 and 738,042 shares held by The Jerry A. Greenberg Charitable Foundation. Mr. Greenberg is a co-trustee of each of these trusts.)

Item 5          Ownership of Five Percent or Less of a Class:

                Not applicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                Members of Mr. Greenberg's family are the beneficiaries of The Jerry A. Greenberg Remainder Trust 1996.

                Charitable organizations are the beneficiaries of and The Jerry A. Greenberg Charitable Foundation.

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CUSIP NO. 803062 10 8                                          Page 5 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                Not applicable

Item 8          Identification and Classification of Members of the Group:

                Not applicable

Item 9          Notice of Dissolution of Group:

                Not applicable

Item 10         Certification:

                Not applicable

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CUSIP NO. 803062 10 8                                          Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2005
                                                       /s/ Jerry A. Greenberg
                                                     ------------------------
                                                        Jerry A. Greenberg